SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BROOKFIELD RENEWABLE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258 10 8

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒— Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 175,491,567* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 175,491,567* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 175,491,567* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 56.9%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	Includes 129,658,623 redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. (“BRELP”). See Item 5.
**	Assumes that all of the redeemable/exchangeable partnership units of BRELP are exchanged for L.P. Units pursuant to the redemption-exchange mechanism. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒— Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 175,491,567* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 175,491,567* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 175,491,567* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 56.9%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	Includes 129,658,623 redeemable/exchangeable partnership units of BRELP. See Item 5.
**	Assumes that all of the redeemable/exchangeable partnership units of BRELP are exchanged for L.P. Units pursuant to the redemption-exchange mechanism. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD RENEWABLE POWER INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒— Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 170,127,567* LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 170,127,567* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 170,127,567* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.1%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	Includes 129,658,623 redeemable/exchangeable partnership units of BRELP. See Item 5.
**	Assumes that all of the redeemable/exchangeable partnership units of BRELP are exchanged for L.P. Units pursuant to the redemption-exchange mechanism. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD INVESTMENTS CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒— Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
	8	Shared Voting Power 5,364,000 LIMITED PARTNERSHIP UNITS
	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
	10	Shared Dispositive Power 5,364,000 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,364,000 LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%* OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions) CO

*	1.7% assuming all of the redeemable/exchangeable partnership units of BRELP are exchanged for L.P. Units pursuant to the redemption-exchange mechanism. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D is being filed to reflect the closing on June 3, 2020 of the previously announced secondary equity offering (the “Public Offering”) of limited partnership units (the “L.P. Units”) of Brookfield Renewable Partners L.P. (“BEP”) by Brookfield Renewable Power Inc., Brookfield Holdings (Alberta) Limited (“BHAL”) and Brookfield Investments Corporation, each of which is a subsidiary of Brookfield (as defined below).

Unless otherwise indicated, all references to “$” in this Amendment No. 2 are to U.S. dollars.

Information and defined terms reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2. This Amendment No. 2 also reflects certain inter-company transactions among the Reporting Persons (as defined below) and its affiliates, and the addition of BIC (as defined below) as a Reporting Person.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (c)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i.	Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario.

ii.

Partners Limited (“Partners”), corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield (the “BAM Class B Shares”), representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield (“BAM Class A Shares”), representing approximately 0.1% of such shares. The BAM Class B Shares entitle Partners to appoint one half of the board of directors of Brookfield. On May 14, 2020, Brookfield announced that the BAM Class B Shares will be transferred from Partners to a trust (the “Trust”). The beneficial interests in the Trust, and the voting interests in its trustee (the “Trustee”), will be held in equal parts by three entities. The Trustee will vote the BAM Class B Shares with no single individual or entity controlling the Trust. Implementation of this arrangement is subject to customary consents and regulatory approvals currently being obtained, following which the BAM Class B Shares will be transferred from Partners to the Trust for consideration per share equal to the then current market price of a BAM Class A Share.

iii.	Brookfield Renewable Power Inc. (“BRPI”), a corporation formed under the laws of the Province of Ontario and a subsidiary of Brookfield.

CUSIP No. G16258 10 8	SCHEDULE 13D

iv.	Brookfield Investments Corporation (“BIC”), a corporation formed under the laws of the Province of Ontario and a subsidiary of Brookfield.

Schedules I, II, III, and IV hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of Brookfield, Partners, BRPI and BIC, respectively.

(b), (c)

The principal business of Brookfield is alternative asset management. The principal business of Partners is that of a holding company. The principal business of BRPI is to hold certain of Brookfield’s renewable power investments. The principal business of BIC is of an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Brookfield’s subsidiaries. The principal business address of each of the Reporting Persons is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(d), (e)

During the last five years, none of Reporting Persons and, to their respective knowledge none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Schedules I, II, III and IV hereto set forth the citizenship of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

On May 26, 2020, BHAL and BIC purchased 5,600,000 L.P. Units and 10,000,000 L.P. Units, respectively, from BRPI for an aggregate purchase price of approximately $262,024,000 and $462,800,000, or $46.79 and $46.28 per L.P. Unit, respectively. The L.P. Units were acquired in exchange for newly issued securities of BHAL and BIC.

In connection with the Public Offering, BRPI, BHAL and BIC entered into an underwriting agreement on May 27, 2020 (the “Underwriting Agreement”) with BEP and the underwriters named therein (the “Underwriters”), pursuant to which BHAL and BIC agreed to sell 5,600,000 L.P. Units and 4,636,000 L.P. Units to the Underwriters for an aggregate gross purchase price of approximately $273,560,000 and $226,468,600, or $48.85 per L.P. Unit, respectively. If the Underwriters exercise their 30-day overallotment option pursuant to the Underwriting Agreement to subscribe for additional L.P. Units, BRPI has agreed to sell up to 1,535,400 L.P. Units to the Underwriters at a price of $48.85 per L.P. Unit for gross proceeds of $75,004,290.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference.

CUSIP No. G16258 10 8	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of Schedule 13D are hereby amended and restated as follows:

(a)-(b) Brookfield, Partners and BRPI may be deemed to be the beneficial owners of 40,468,944 L.P. Units, and such L.P. Units constitute approximately 22.6% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding as of June 3, 2020.

Brookfield, Partners and BIC may be deemed to be the beneficial owners of 5,364,000 L.P. Units, and such L.P. Units constitute approximately 3.0% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding as of June 3, 2020.

Brookfield, Partners and BRPI may be deemed to be the beneficial owners of 129,658,623 redeemable/exchangeable partnership units of BRELP.

Assuming that all of the redeemable/exchangeable partnership units of BRELP were exchanged for L.P. Units pursuant to the redemption-exchange mechanism, BRPI may be deemed to be the beneficial owner of 170,127,567 L.P. Units, and such L.P. Units constitute approximately 55.1% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding on June 3, 2020 and assuming exchange of all outstanding redeemable/exchangeable partnership units of BRELP.

Assuming that all of the redeemable/exchangeable partnership units of BRELP were exchanged for L.P. Units pursuant to the redemption-exchange mechanism, Brookfield and Partners may be deemed to be the beneficial owner of 175,491,567 L.P. Units, and such L.P. Units constitute approximately 56.9% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding on June 3, 2020 and assuming exchange of all outstanding redeemable/exchangeable partnership units of BRELP.

Brookfield may hold the L.P. Units directly or in one or more subsidiaries. Brookfield may be deemed to have shared power (with each of Partners, BRPI and BIC) to vote or direct the vote of the L.P. Units beneficially owned by it or to dispose of such L.P. Units.

In the event that the Underwriters exercise their over-allotment option in full, see Item 3 above, and assuming that all of the redeemable/exchangeable partnership units of BRELP were exchanged for L.P. Units pursuant to the redemption-exchange mechanism, BRPI may be deemed to be the beneficial owner of 168,592,167 L.P. Units, and such L.P. Units would constitute approximately 54.6% of the issued and outstanding L.P. Units on a fully-exchanged basis.

CUSIP No. G16258 10 8	SCHEDULE 13D

In the event that the Underwriters exercise their over-allotment option in full, see Item 3 above, and assuming that all of the redeemable/exchangeable partnership units of BRELP were exchanged for L.P. Units pursuant to the redemption-exchange mechanism, Brookfield and Partners may be deemed to be the beneficial owner of 173,956,167 L.P. Units, and such L.P. Units would constitute approximately 56.4% of the issued and outstanding L.P. Units on a fully-exchanged basis.

(c) Other than the transactions described in Item 3 in this Amendment No. 2, there have been no transactions by the Reporting Persons in the L.P. Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference.

Pursuant to a registration rights agreement between BEP and BRPI dated November 28, 2011 (the “Registration Rights Agreement”), BEP has agreed that, upon the request of BRPI, BEP will file one or more registration statements to register for sale under the Securities Act of 1933, as amended, or one or more prospectuses to qualify the distribution in Canada of, any L.P. Units (including L.P. Units acquired pursuant to an exchange of redeemable/exchangeable partnership units of BRELP) held by BRPI or any direct or indirect transferee of BRPI (including for greater certainty BIC).

Item 7. Material to be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended to add the following exhibits:

Exhibit 3	Underwriting Agreement, dated May 27, 2020, by and among BEP, BRPI, BIC, BHAL, and the Underwriters (incorporated by reference from Exhibit 1.1 of BEP’s Form 6-K furnished on May 29, 2020)

Exhibit 4	Registration Rights Agreement (incorporated by reference from Exhibit 4.4 of Amendment No 1. to BEP’s Registration Statement on Form 20-F filed on June 28, 2012).

Exhibit 5	Joint Filing Agreement

CUSIP No. G16258 10 8	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: Director and President

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BROOKFIELD INVESTMENTS CORPORATION

By:	/s/ Tom Corbett
Name: Tom Corbett
Title: Vice President and Chief Financial Officer

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venancio Flores, 50 Cob. 01 Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Douglas Christie, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Julian Deschatelets, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Wyatt Hartley, Director and Chief Financial Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Jennifer Mazin, Director and Senior Vice-President and Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Sachin Shah, Chief Executive Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Ruth Kent, Chief Operating Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	United Kingdom

SCHEDULE IV

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Vice President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance	Canada

Lorretta M. Corso, Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary	Canada

Howard Driman, Director	4600 Bathurst St., Suite #315 Toronto, Ontario M2R 3V3	Director of Finance, UIA Federations Canada	Canada

James L.R. Kelly, Director	Hwy. #26 West at 7th Line, P.O. Box 3394 206005 Hwy. #26 West Meaford, Ontario N4L 1A5	Corporate Director	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Group Chairman, Power, Brookfield Asset Management Inc	Canada

Danesh K. Varma, Director	8 Little Trinity Lane, London EC4V 2AN United Kingdom	Corporate Director	United Kingdom

Leslie Yuen, Vice President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada